Exhibit 12.1

Six Flags Entertainment Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

Successor	Predecessor
2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations	$11,944	$85,406	$539,190	$(160,088)	$(58,073)	$(189,269)
Income tax (benefit) expense	(8,065)	11,177	112,648	2,902	116,630	6,203
Interest expense	66,214	54,455	74,375	106,313	185,370	207,335
Loss (gain) on debt extinguishment, net	46,520	18,493	—	—	(107,743)	8,870
Estimated interest component of rental expense	3,178	1,959	923	3,082	3,146	3,027
Adjusted earnings	$119,791	$171,490	$727,136	$(47,791)	$139,330	$36,166

Fixed Charges:
Interest expense	$66,214	54,455	$74,375	$106,313	$185,370	$207,335
Estimated interest component of rental expense	3,178	1,959	923	3,082	3,146	3,027
Total fixed charges	69,392	$56,414	$75,298	$109,395	$188,516	$210,362
Ratio of earnings to fixed charge	1.7	x	3.0	x	9.7	X	N/A	0.7	x	0.2	x
Excess (deficiency)	$50,399	$115,076	$651,838	$(157,186)	$(49,186)	$(174,196)